[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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08029014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lava Trading Inc. (Filed as Confidential Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

95 Morton Street, 7th Floor
(No. and Street)

New York (City) N.Y. (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 28, 2008

State of New York)
) SS:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached consolidated financial statements as of December 31, 2007 and supplementary schedules pertaining to Lava Trading Inc. and subsidiary are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached consolidated financial statements as of December 31, 2007 and supplementary schedules will promptly be made available to Lava Trading Inc. and subsidiary members whose signatures do not appear below.

Cliff Verron
Chief Financial Officer

Subscribed and sworn to before me
this 28 day of February 2008.

JOANNE ALLY
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-AL6053702
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 01-16-20 11

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Lava Trading Inc.:

We have audited the accompanying consolidated statement of financial condition of Lava Trading Inc. and Subsidiary (the "Company") (a wholly owned subsidiary of Citigroup Financial Products Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lava Trading Inc. and Subsidiary as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2008

LAVA TRADING INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)
Consolidated Statement of Financial Condition
December 31, 2007
(Dollars in thousands, except share data)

Assets	
Cash and cash equivalents	$ 41,294
Financial instruments owned:	
Commercial paper, at fair value	22,654
Receivable from parent	3,348
Receivable from affiliates	1,258
Accounts receivable, less allowance of $1,099	8,988
	13,594
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $41,025	28,981
Software development cost, net of amortization of $22,983	10,783
Intangible assets, net of amortization of $9,399	14,602
Other assets	6,359
Total assets	$ 138,267
Liabilities and Stockholder's Equity	
Liabilities:	
Payables and accrued liabilities:	
Payable to affiliates	$ 13,380
Accounts payable, accrued expenses and other liabilities	18,869
Total liabilities	32,249
Stockholder's equity:	
Common stock ($0.001 par value, 1,000 shares authorized; issued and outstanding)	—
Additional paid-in capital	158,426
Accumulated deficit	(52,408)
Total stockholder's equity	106,018
Total liabilities and stockholder's equity	$ 138,267

The accompanying notes are an integral part of this consolidated statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Lava Trading Inc. (the "Company") is a wholly owned subsidiary of Citigroup Financial Products Inc., (the "Parent"). The Company's ultimate parent is Citigroup Inc. ("Citigroup"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. The Company develops high-performance trading solutions for the financial services industry.

The consolidated financial statements of the Company include the results of Lava Trading, Limited, a wholly owned subsidiary.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of management's best judgement and estimates. Estimates may vary from actual results.

(b) Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

(c) Financial Instruments Owned, at Market Value

The Company elected to early-adopt SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2007. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial instruments owned, which consist of commercial paper, are carried at fair value and are recorded on a trade date basis. Fair value is determined using market quotations available from major securities exchanges and dealers.

(d) Allowance for doubtful accounts

The Company reserves for trade receivables more than 120 days from invoice date and other receivables based on management's best estimate.

(e) ***Property, Equipment and Leasehold Improvements***

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate.

(f) ***Software Development Costs***

In accordance with Statement of Financial Accounting Standards No. 86, *Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. Based on product development, technical feasibility is established upon the completion of a detailed program design. For the year ended December 31, 2007 the Company capitalized software development costs of $6,321. Capitalized costs are amortized over a period of 36 months from the date the product is ready for general use.

(g) ***Intangible Assets***

The Company has no goodwill or indefinite-lived intangible assets. Intangible assets, which consist of customer lists, are tested for impairment annually as of year-end or when an event occurs or circumstances change that signify the existence of impairment. Write-downs of intangible assets are recognized when it is determined that the intangible assets are determined to be other than temporarily impaired. The amount of the impairment write-down is determined by the difference between the carrying amount and the fair value of the intangible assets. During 2007 no impairment was recognized. The carrying values of intangible assets are amortized over their estimated useful lives of 12 years.

(h) ***Income Taxes***

Under income tax allocation agreements with Citigroup Global Market Holdings, Inc. ("CGMHI") (the indirect parent) and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with CGMHI, the Company settles its current and deferred tax provisions with CGMHI throughout the year.

(2) Fair Value Information

At December 31, 2007, assets recorded at fair value include cash and financial instruments owned. The Company's financial instruments owned consist of commercial paper. The Company uses quoted market prices to determine the fair value of all its financial instruments owned, and classifies such items in Level 1. Assets and liabilities recorded at contractual amounts that approximate fair value include financial instruments owned, receivable from Parent, receivable and payable to affiliates, and other receivables and other payables and accrued liabilities. The fair values of such items are not materially sensitive to shifts in

(Dollars in thousands)

market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(3) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

		December 31, 2007
Computer equipment	$	44,043
Furniture and fixtures		11,323
Leasehold improvements		14,640
		70,006
Less accumulated depreciation and amortization		(41,025)
	$	28,981

As of December 31, 2007, the cost of assets under capital leases was approximately $41 and accumulated depreciation was approximately $25.

(4) Commitments

Certain office space is leased under noncancelable operating leases with terms expiring through 2014, some of which have renewal options for five additional years. At December 31, 2007, future minimum annual lease payments under such lease agreements are approximately as follows:

2008	$	2,660
2009		2,772
2010		2,955
2011		2,801
2012		2,584
Thereafter		3,164
	$	16,936

At December 31, 2007, the Company had one standby letter of credit aggregating approximately $500 outstanding as security deposits on certain facilities. The letter of credit has a one year renewal term expiring January 2, 2008.

Certain office equipment under leases are accounted for as capital leases. Future annual minimum lease payments aggregate $34 and are payable through 2010. The capital lease obligations of $27 are included in accounts payable, accrued expenses and other liabilities.

(Dollars in thousands)

(5) Income and deferred taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences the Company treats such differences as current and includes the tax effect on such differences in the payable to CGMHI, except for certain tax liabilities expected to be payable as a separate taxpayer. In the absence of such an agreement, the Company would have reported at December 31, 2007 net deferred tax assets of $6,796 comprised of the following:

Deferred tax assets:		
Lease obligations and fixed assets	$	3,446
Intangible assets		3,581
Reserves		310
Net operating loss carryforward		2,101
Other deferred tax assets		413
Total deferred tax assets		9,851
Deferred tax liabilities:		
Employee benefits and deferred compensation		442
Investment position activity		2,613
Total deferred tax liabilities		3,055
Net deferred tax asset	$	6,796

During the year the Company received $4,433 in payments in lieu of income taxes from its Parent.

Citigroup Inc. and its subsidiaries, including Lava Trading Inc., adopted FIN 48 Accounting for Uncertainty in Income Taxes as of January 1, 2007. The adoption had no effect on the Company's equity. Lava Trading Inc. has no uncertain tax positions, and accordingly maintains no tax reserves.

(6) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2007, net capital of $28,074 exceeded the minimum requirement by $27,824.

(Continued)

(7) Related Party Transactions

(a) Cash

Cash at December 31, 2007 includes $2,779 which is held by affiliated companies.

(b) Receivable from Parent

Receivable from Parent primarily represents non-interest bearing receivables resulting from the income tax benefit from current period.

(c) Receivable from and Payable to Affiliates

Receivable from and payable to affiliates represent non-interest bearing receivables/payables resulting from payment of payroll and vendor expenditures on behalf of the Company and cost reimbursement for services rendered for the benefit of the affiliates.

(8) Concentrations of Credit Risk

The Company has counterparty concentrations with financial institutions all transacting business in the United States.

(Continued)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors
Lava Trading Inc.:

In planning and performing our audit of the consolidated financial statements of Lava Trading Inc. and Subsidiary (the "Company") (a wholly owned subsidiary of Citigroup Financial Products Inc.), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END